22003401

SEC Mail Processing

FEB 2 8 2022

Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-66091

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: The Hina Group, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

50 California Street, Suite 1500
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

(Name) (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WANG ACCOUNTANCY CORP.
(Name – if individual, state last, first, and middle name)

28 N. First ST, STE#900, SAN JOSE, CA 95113
(Address) (City) (State) (Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, ERIC CLOW, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of THE HINA GROUP, INC., as of ____________, 2____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CFO

PLEASE SEE NOTARY ATTACHMENT

Notary Public

PLEASE SEE NOTARY ATTACHMENT

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

X

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Santa Clara

Subscribed and sworn to (or affirmed) before me on this 24th day of February, 2022
by *Date* *Month* *Year*
(1) Eric Dewey Clow
(and (2) ______),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]
Signature of Notary Public

VIOLETA MARIA SANTA GADEA LOPEZ
COMM. #2378513
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
My Comm. Exp. Nov. 10, 2025

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Oath or affirmation **Document Date:** 2/24/2022

Number of Pages: _____ **Signer(s) Other Than Named Above:** ______

THE HINA GROUP, INC.
(SEC I.D. No. 8-66091)

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Year Ended December 31, 2021

Filed pursuant to Rule 17a-5(e)(3) under
The Securities Exchange Act of 1934
As a PUBLIC DOCUMENT

THE HINA GROUP, INC.
(Wholly Owned Subsidiary of Hina Group Holdings)
Table of Contents

WANG ACCOUNTANCY CORP
28 North First St Ste 900
San Jose, CA 95113
408.998.1688 (Tel) | 408.998.1689 (Fax)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of

The Hina Group, Inc

San Francisco, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Hina Group Inc. (the "Company", a wholly-owned subsidiary of Hina Group Holdings) as of December 31, 2021, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of The Hina Group, Inc as of December 31, 2021, and the results of its operations and its cash flows for the then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule of General and Administrative Expenses and Schedules I, II, and III have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule of general and administrative expenses and Schedules I, II, and III, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2004.

Wang Accountancy Corp

San Jose, California

February 24, 2022

THE HINA GROUP, INC.
(Wholly Owned Subsidiary of Hina Group Holdings.)
Statement of Financial Condition

At December 31,		2021
ASSETS		
Current assets		
Cash and cash equivalents (note 2)	$	808,701
Prepaid expenses		832
Prepaid income taxes		5,652
Total current assets		815,185
Total assets	$	815,185

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)
Statement of Financial Condition

December 31,		2021
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities		
Due to parent	$	5,166
Payroll tax payable		447
Total current liabilities		5,613
Total liabilities		5,613
Stockholder's equity		
Common stock ($1 par value; 10,000,000 shares authorized, 150,000 issued and outstanding)		150,000
Additional paid in capital		168,119
Retained earnings		491,453
Total stockholder's equity		809,572
Total liabilities and stockholder's equity	$	815,185

The accompanying notes are an integral part of these financial statements

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings.)
Statement of Income

For the year ended December 31,		2021
Consulting income - related party	$	167,653
Less: general and administrative expenses		160,433
Income from operations		7,220
Other income		-
Income before provision for income taxes		7,220
Income tax expense (Note 4)		2,148
Net income	$	5,072

The accompanying notes are an integral part of these financial statements

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)
Statement of Changes in Stockholder's Equity

	Number of shares	Common stock	Additional paid-in capital	Retained earnings	Total
Balance - December 31, 2020	150,000	$ 150,000	$ 168,119	$ 486,381	$ 804,500
Net income for the year ended, December 31, 2021				5,072	5,072
Balance - December 31, 2021	150,000	$ 150,000	$ 168,119	$ 491,453	$ 809,572

The accompanying notes are an integral part of these financial statements

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)
Statement of Cash Flows

For the year ended December 31,		2021
Cash flows from operating activities:		
Net income	$	5,072
Adjustments to reconcile net income		
to net cash provided by operating activities		
Change in accounts receivable		720,432
Change in prepaid federal tax		887
Change in customer prepaid		5,166
Change in prepaid insurance expense		1,912
Change in payroll tax liabilities		405
Change in payroll liabilities		(832)
Change in income tax liabilities		(938)
Total adjustment		727,032
Net cash provided by operating activities		732,103
Cash flows from investing activities:		
Net cash provided (used) by investing activities		-
Cash flows from financing activities:		
Net cash provided (used) by financing activities		-
Net change in cash and cash equivalents		732,103
Cash and cash equivalents at beginning of year		76,597
Cash and cash equivalents at end of year	$	808,701

Supplemental disclosure of cash flow information

Cash paid during the year for:		
Income tax	$	5,462

The accompanying notes are an integral part of these financial statements

THE HINA GROUP, INC.
(A wholly owned subsidiary of Hina Group Holdings)
For the year ended December 31, 2021

Notes to Financial Statements

NOTE 1 – Summary of Significant Accounting Policies

The Company:

The Hina Group, Inc. (the Company), a California corporation, is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of FINRA. The Company advises clients regarding M&A transactions and private placements, primarily in China and the United States communications and IT industries. The Company is 100% owned subsidiary of Hina Group Holdings in George Town, Cayman Islands.

Accounting Methods:

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

Cash and Cash Equivalents:

The Company defines cash equivalents as all highly liquid investments with an original maturity of three months or less at the date of purchase. The Company states cash equivalents at cost, which approximates market.

Fair Value of Financial Instruments:

Carrying amounts of the Company's financial instruments including cash and cash equivalents, accounts receivable, prepaid expenses, and accounts payable approximate fair value due to their short maturity.

Income Taxes:

Income taxes are prepared on the accrual basis. The Company did not record deferred tax assets or liabilities since there are no assets or liabilities that create the timing differences.

Revenue Recognition:

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers, the Company will recognize revenue to represent the transfer of products or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of the product or the benefit of the services transfers to the customer. Under the guidance of ASC 606, the Company is required to (a) identify the contract with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue when (or as) the Company satisfies its performance obligations.

The Company's current revenue is solely from a service agreement with Hina Group Holdings, its parent company. The agreement allows the Company to bill its parent for all costs plus 4.5% where revenue is based on the total operating expenses plus a 4.5% profit. The Company has determined that revenues are

recognized at a point in time when the amounts due from the parents are invoiced and collectable and when expenses to be invoiced are determinable.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – Cash

Cash consists of the following:

At December 31,		2021
Citizens Bank	$	807,306
Wells Fargo Bank		1,396
Cash	$	808,701

NOTE 3 – Accounts Receivable - Related Party

The Company had no accounts receivable due from Parent company as of December 31, 2021.

NOTE 4 - Income Taxes:

The provision for income taxes consists of the following:

For the year ended December 31,		2021
Current		
Federal	$	1,348
State		800
Total current income tax expense	$	2,148

NOTE 5 - Related Party Transactions:

The Company is a member of a group of companies owned by or affiliated with Hina Group Holdings. The relationships are as follows:

Related Parties	**Relationship**
Chen, Hong	Shareholder of Hina Group Holdings
Eric Clow	Shareholder of Hina Group Holdings
Hina Group Holdings – Cayman Islands	Shareholder of The Hina Group, Inc.
Hina Group Beijing	Subsidiary of Hina Group Holdings

The significant transactions with the aforementioned parties are summarized as follows:

For the year ended December 31,		2021
Revenue from Hina Group Holdings	$	167,653
Total revenue from related parties	$	167,653

NOTE 6 – Employee benefit plans

The Company provides a 401(k) profit sharing plan, which is available to employees who have completed one year of service and have attained the age of twenty-one. A total of $2,435 in contributions was made by the Company for the year ended December 31, 2021.

NOTE 7 – Operating Leases

The Company had $1,932 in rental expense for the year ended December 31, 2021. Amounts were paid to CFO at an arms-length leasing term.

NOTE 8 - Regulatory requirements

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) in that the Company does not hold funds or securities of customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2021, the Company had net capital of $803,088 which was $798,088 in excess of its net capital requirements of $5,000.

NOTE 9 – Concentration of credit risk

Present accounting standards require disclosure of concentrations of credit risk, including bank balances in excess of Federal Deposit Insurance Corporation (FDIC) guarantee. At December 31, 2021, the Company had bank balances in excess of the FDIC guarantee of $557,306.

NOTE 10 – Concentration of revenue

In 2021, Hina Group Holdings accounted for 100% of the total revenue.

NOTE 11 – Subsequent events

In connection with the preparation of the financial statements and in accordance with ASC topic 855, Subsequent Events, Hina Group Inc. evaluated subsequent events after the financial statements dated December 31, 2021 through February 24, 2022, which was the date the financial statements were available to be issued.

Due to the pandemic caused by the COVID-19 virus starting around March of 2020, many businesses have been unable to operate normally, and many have been forced to shut down. Management believes that

geopolitical tensions between the United States and China partly due to the virus may have significant impact on their financial statements in 2022.

Supplementary Information

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)
Schedule of General and Administrative Expenses

For the year ended December 31,		2021
Bank charges	$	1,496
Dues and subscriptions		455
Insurance		4,232
Legal fees		4,240
License and Permits		4,638
Office Expense		277
Payroll - wages		88,417
Payroll - taxes		7,094
Payroll Expense		179
Retirement Contributioin		2,435
Postage and delivery		887
Professional fees		30,655
Rent		1,932
Telecom & computers		13,496
Total operating expenses	$	160,433

The accompanying notes are an integral part of these financial statements

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)

SCHEDULE I
Computation of Net Capital Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission

		December 31, 2021
Net Capital		
Total shareholder's equity	$	809,572
Add: subordinated borrowings allowable for net capital		-
Total capital and allowable subordinated borrowings		809,572
Deductions and/or charges		
Nonallowable assets:		
Prepaid expense		832
Prepaid tax		5,652
		6,484
Net capital before haircuts on securities positions		803,088
Haircuts:		-
Net capital	$	803,088
Aggregate Indebtedness		
Accounts payable and accrued expenses	$	5,613
Total aggregate indebtedness	$	5,613
Computation of Basic Net Capital Requirement		
Minimum net capital under rule 15c3-1(a)(1)(i)		374
Minimum net capital under rule 15c3-1(a)(2)(vi)		5,000
Required minimum net capital (greater of 15c3-1(a)(1)(i) rule 15c3-1(a)(2)(vi))		5,000
Excess Net Capital		798,088
Net Capital less greater of 10% indebtedness or 120% of minimum dollar net capital requirement		797,088
Ratio: Aggregate Indebtedness to Net Capital		0.70%

Reconciliation with Company's Computation
(Included in Part II of Form X-17A-5 as of December 31, 2021)

There were no material differences between the computation of net capital under Rule 15c-1 in the above computation and the corresponding unaudited part IIA filing by the Company for the year ended December 31, 2021

THE HINA GROUP, INC.
(A wholly owned subsidiary of Hina Group Holdings)
For the year ended December 31, 2021

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchanges Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule, and the Company met the exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the most recent fiscal year without exception.

THE HINA GROUP, INC.
(A wholly owned subsidiary of Hina Group Holdings)
For the year ended December 31, 2021

SCHEDULE III
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchanges Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule, and the Company met the exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the most recent fiscal year without exception.

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended ____________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

The Hina Group, Inc.
27660 Central Drive
Los Altos Hills CA 94022-4291

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 251.48

B. Less payment made with SIPC-6 filed (exclude interest) (125.04)
16 July 2021
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 126.43

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 126.43

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 126.43

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

The Hina Group, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 25th day of January, 2022.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2021
and ending 12/31/21

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 167,653
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 167,653
2e. General Assessment @ .0015	$ 251.48
	(to page 1, line 2.A.)

Wang Accountancy Corp.
28 North First Street, #900, San Jose, CA 95113
Tel: (408) 998-1688 Fax: (408) 998-1689

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

The Hina Group, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) The Hina Group, Inc. identified the following provisions of 17 C.F.R. §Rule 15c3-3(k) under which The Hina Group, Inc. claimed an exemption from 17 C.F.R. Rule § 240.15c3-3: (2)(i) (the "exemption provisions") and (2)The Hina Group, Inc. stated that The Hina Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. The Hina Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Hina Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wang Accountancy Corp.

San Jose, California
February 24, 2022

Securities and Exchange Commission
100 F Street, NE
Washington. D.C. 20549

To whom it may concern:

Hina Group, Inc. claims exemption from Rule 15c3-3 under SEA Rule 15c3-3 section (k) paragraph 2(i) for the period from January 1, 2021 to December 31, 2021. Paragraph 2 states "The provisions of this rule shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)." To our best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Best Regards,

Eric Clow, FINOP
Hina Group, Inc.